April 12, 2016

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:  Mr. William H. Thompson

    Ms. Tanisha Meadows

Re: Bio Matrix Scientific Group, Inc..

Amendment 2 to Form 10-K for the Fiscal Year Ended September 30, 2015

File No. 0-32201

Dear Mr. Thompson and Ms. Meadows :

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated April 12, 2016 (the “Comment Letter”) relating to the abovementioned Exchange Act filing made by Bio Matrix Scientific Group, Inc. (The "Company").

On behalf of the Company, we respond as set forth below. The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

1.	As of the quarter ended March 31, 2016 the Company shall recognize an impairment loss of $41,333,361 with regard to 8,066,667 common shares of Entest Biomedical, Inc. owned by the consolidated Company. In recognizing the impairment, the Company has taken into consideration the following factors:
(a)	History of recurring losses for Entest Biomedical, Inc.
(b)	Large percentage decline in fair value during the Company’s period of ownership

2.	As disclosed in our previous response, $192,000 of revenue recognized by the Company during fiscal year ended September 30, 2015 is attributable to 8,000,000 of the common shares of Entest Biomedical, Inc issued to a consolidated subsidiary of the Company in satisfaction of a license initiation fee payable to the Company pursuant to a license agreement by and between the subsidiary and Zander Therapeutics, a wholly owned subsidiary of Entest. Pursuant to the agreement, a one-time, non-refundable, upfront payment of one hundred thousand US dollars ($100,000) as a license initiation fee was required to be paid on or prior to September 25, 2015. The agreement also permits payment in newly issued common stock of Entest BioMedical valued as of the lowest closing price on the principal exchange upon which said common stock trades publicly within the 14 trading days prior to issuance. Electing to pay in common stock of Entest Biomedical, Inc., Zander Therapeutics caused to be issued to the Company’s subsidiary the aforementioned 8,000,000 common shares of Entest in satisfaction of the fee. The fair market value of the shares at the time of issuance was $192,000.

In the SEC Codification of Staff Accounting Bulletins, Topic 14 the Commission stated that:

Fair value is the measurement objective in accounting for all share-based payments; and

An entity must record the value of a transaction with a nonemployee based on the more reliably measurable fair value of either the good or service received or the equity instrument issued.

As the Company determined that the value of a publicly traded security is more reliably measurable than the value of the service offered to Zander pursuant to the agreement, the Company recognized revenue equivalent to the fair market value of the Entest shares.

3.	Amended to comply with the Commission’s comment as per Ms. Meadows’ phone conversation with Joseph G. Vaini on April 12, 2016.
4.	Amended to comply with the Commission’s comment as per Ms. Meadows’ phone conversation with Joseph G. Vaini on April 12, 2016.
5.	Amended to comply with the Commission’s comment as per Ms. Meadows’ phone conversation with Joseph G. Vaini on April 12, 2016.

Thank you for your kind assistance and the courtesies that you have extended to assist us in fulfilling our obligations under the Securities and Exchange Act of 1934. If, at any time, you have any further questions, please let us know.

Sincerely,

David R. Koos,

Chairman & CEO